UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE MARKET

DELIBERATION OF INTEREST ON CAPITAL AND INTERIM DEIVIDENDS

Continuing the Notice to Shareholders of December 19, 2019, published in the editions of December 20, 2019 of the newspapers Valor Econômico and Diário Oficial do Estado de São Paulo, Telefônica Brasil S.A. ("Company") announces to its shareholders that there were no acquisitions, divestitures or cancellations of shares held in treasury under the Company's Share Buyback Program. Thus, the amounts per share for the Interest on Capital and Interim Dividends deliberated by the Board of Directors on December 19, 2019 remain unchanged as described in the tables below:

I – INTEREST ON CAPITAL

Amount per Share (R$)	Immune or Exempt Legal Entities (gross value)	Withholding Tax (15%)	Taxed Legal Entities and Individuals (Net value)
Common Shares	0.19437665576	0.02915649836	0.16522015740
Preferred Shares (*)	0.21381432134	0.03207214820	0.18174217314

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

II – INTERIM DIVIDENDS

Class of Shares	Amount per Share (R$)
Common Shares	0.55536187362
Preferred Shares (*)	0.61089806098

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

The credit of Interest on Capital and Interim Dividends will be made on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of the day, on December 30, 2019. After this date, the shares will be considered as “ex-Interest on Capital” and “ex- Dividends”. The payment of these proceeds will be carried out before the end of the fiscal year of 2020, in a date to be defined by the Company’s Board.

São Paulo, December 30, 2019

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 30, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director